SGI

Security Global InvestorsSM

March 18, 2011

Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Mail Stop 3720 Washington, DC 20549 Attention: Tom Kluck

Re:	CurrencyShares ® Euro Trust–
Registration Statement on Form S-3
(Registration No. 333-171714)

Dear Mr. Kluck:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, the Chief Executive Officer of Rydex Specialized Products LLC, the sponsor (the “Sponsor”) of the CurrencyShares ® Euro Trust (the “Trust”), hereby requests on behalf of the Trust that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) today, March 18, 2011 at 3:00 p.m. Eastern Time, or as soon as practicable thereafter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Sponsor on behalf of the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Sponsor and the Trust may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

March 18, 2011

Please contact counsel for the Trust, Lisa M. Conmy at (312) 832-4356, should you have any questions or comments regarding this request.

RYDEX SPECIALIZED PRODUCTS LLC

By:	/s/ Nick Bonos
Nick Bonos
Chief Executive Officer

cc:	Angela McHale